UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 5, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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Enclosure:  A press release dated May 4, 2011 announcing recent developments with regard to the dispute over Avea interconnection costs and a press release dated May 5, 2011 announcing International Credit Rating Agency Fitch has affirmed Turkcell’s rating.

May 04, 2011

ANNOUNCEMENT REGARDING
DEVELOPMENT IN DISPUTE ON AVEA INTERCONNECTION COSTS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

                                                                                                     Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On 4 November 2010, Avea had initiated a lawsuit on the grounds that the on-net tariffs of Turkcell were below the interconnection fees in the period of June – July 2009 and claiming that as a result of this it had incurred losses, Avea had demanded TRY 1 million in material compensation by reserving its right for surpluses.

While the court case is still pending, Avea has since submitted a petition to the court increasing its compensation request to TRY 47 million. Separately, within the context of the same claim, Avea has initiated another lawsuit seeking compensation of TRY 40 million for the period of November 2009 – January 2010. Our Company has been notified about both of these petitions.

Turkcell made the necessary legal objections against this claim and will make evaluations to set aside provisions depending on the developments in the court case.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

May 05, 2011

FITCH AFFIRMS TURKCELL’S RATING
Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

International Credit Rating Agency Fitch Ratings has affirmed Turkcell’s long-term foreign and local currency Issuer Default Ratings (IDR) at 'BBB-' respectively. The outlooks on both the IDRs are “Stable”.

Fitch Ratings emphasize that Turkcell’s rating reflects the maintained leadership of Turkcell with a 54% share in Turkey’s mobile telecoms sector despite increased competition particularly following the introduction of mobile number portability and strong credit metrics compared with peers in the neighboring region.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 5, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 5, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head